PERTH, AUSTRALIA 13 February 2006

Title ORBITALS JOINT VENTURE SYNERJECT PURCHASES BRPs ELECTRONIC
COMPONENTS FACILITY

PERTH, AUSTRALIA Orbital Corporation Limited today announced that Synerject, its 50 50 joint venture with Siemens VDO Automotive Corporation, has completed due diligence and will acquire BRP US Inc.s electronic components facility in Delavan, Wisconsin, USA with effect from 1st March 2006.

The investment by Synerject consists of working capital, principally receivables and inventory. Orbital expects the Delavan business will be profitable from the date of acquisition, with margins improving substantially over the medium term. The newly acquired business will increase Synerjects revenue by more than 50 per cent, compared to annual revenue of USD42m reported at 30 June 2005, with further identified growth prospects for the immediate future.

Orbitals Chief Executive Officer Dr. Rod Houston said the acquisition was a significant step for Synerject in achieving its long term growth strategy and would compliment its existing business.

Synerjects due diligence has confirmed that Delavan is generating considerably more business than we indicated to the market back in November. The ensuing profit growth will be a significant addition to Orbitals revenue streams from this part of our business. Synerject has proven to be a valuable investment for Orbital and I can see continuing opportunities for growth in this market sector, said Dr. Houston.

Synerject, headquartered in Newport News, Virginia with additional offices in France was formed in 1997 as a joint venture between Orbital and Siemens VDO Automotive Corporation. Synerject supplies engine management systems, modules and components for the marine, recreational, motorcycle and industrial markets.

BRP US Inc. is a wholly owned subsidiary of Bombardier Recreational Products Inc. BRP, a privately held company and a world leader in the design, development, manufacturing, distribution and marketing of motorised recreational vehicles. Its portfolio of brands and products includes: Ski Doo and Lynx snowmobiles, Sea Doo watercraft and sport boats, Johnson and Evinrude outboard engines, direct injection technologies such as Evinrude E TEC, Bombardier ATV all terrain vehicles, Rotax engines and karts.

More information on Synerject can be found at www.synerject.com.



ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Rod Houston
Chief Executive Officer
Tel  61 8 9441 2462 USA Tel 1 866 714 0668